Exhibit 99.1

Sprott Physical Silver Trust confirms final delivery of its silver bullion purchases

TORONTO, Jan. 13 /CNW/ - Sprott Asset Management LP ("Sprott") is pleased to provide investors with an update on the status of the silver bullion purchased by the Sprott Physical Silver Trust (NYSE ARCA: PSLV, TSX: PHS.U) ("Trust").

The Trust successfully received physical delivery of its remaining silver bars on January 12, 2010, thus completing the delivery of the Trust's silver purchased in November 2010. The Trust's silver holdings now total 22,298,540 silver ounces in bullion bar form. Sprott plans to publish a list of all bars held by the Trust in the coming week on its website: www.sprottphysicalsilver.com.

Additional detail on the Trust can be found in the final prospectus available on EDGAR (www.edgar.com) and SEDAR (www.sedar.com) or on the Trust's website at www.sprottphysicalsilver.com.

About Sprott Asset Management LP

Sprott Asset Management LP (www.sprott.com), a wholly owned subsidiary of Sprott Inc. (www.sprottinc.com) is a fund company dedicated to achieving superior returns for its investors over time. SAM manages assets primarily for institutions, endowments and high net worth individuals. Sprott Asset Management LP is the investment manager of the Sprott Funds. Commissions, trailing commissions, management fees and expenses all may be associated with mutual fund investments. Please read the prospectus before investing. Mutual Funds are not guaranteed, their values change frequently and past performance may not be repeated. The information contained herein does not constitute an offer or solicitation by anyone in the United States or in any other jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation. Prospective investors should consult their financial advisor to determine if these Funds may be sold in their jurisdiction.

%CIK: 0001494728

For further information:
Investor contact information:

Telephone: (416) 203-2310
Toll Free: 1 (877) 403-2310
Email: ir@sprott.com
CO: Sprott Asset Management LP

CNW 16:30e 13-JAN-11